SECURITIES AND EXCHANGE COMMISSION
                        Washington D.C.  20549

                                Schedule 13G

                Under the Securities Exchange Act of 1934
                        (Amendment No. 1)*

                        TU Electric Capital
                        (Name of Issuer)

                        8.25% 9/30/30 Series TOPrS
                        (Title of Class of Securities)

                          87305C201
                        (CUSIP Number)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                [Continued on the following pages]

                Page 1 of 6 Pages

 CUSIP No.   87305C201

1)      Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
        Persons

        COGRA, LLC; 04-2880152

2)      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)   [    ]
        (b)   [    ]

3)      SEC Use Only

4)      Citizenship or Place of Organization

        State of Delaware

Number of Shares Beneficially Owned as of December 31, 1999, by Each Reporting Person With

5)      Sole Voting Power:  --

6)      Shared Voting Power:  760,000

7)      Sole Dispositive Power:  --

8)      Shared Dispositive Power:  760,000

9)      Aggregate Amount Beneficially Owned by Each Reporting Person

        760,000

10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)

        [    ]

11)     Percent of Class Represented by Amount in Row 9

        13.10%

12)     Type of Reporting Person (See Instructions)

        HC










                Page 2 of 6 Pages

CUSIP No.   87305C201

1)      Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
        Persons

        Colonial Management Associates, Inc.; 04-2271697

2)      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)   [    ]
        (b)   [    ]

3)      SEC Use Only


4)      Citizenship or Place of Organization

        Commonwealth of Massachusetts

Number of Shares Beneficially Owned as of December 31, 1999, by Each Reporting Person With

5)      Sole Voting Power:  --

6)      Shared Voting Power:  760,000

7)      Sole Dispositive Power:  --

8)      Shared Dispositive Power:  760,000

9)      Aggregate Amount Beneficially Owned by Each Reporting Person

        760,000

10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)

        [    ]

11)     Percent of Class Represented by Amount in Row 9

        13.10%

12)     Type of Reporting Person (See Instructions)

        IA
















                Page 3 of 6 Pages

Item 1(a)       Name of Issuer:

                TU Electric Capital

Item 1(b)       Address of Issuer's Principal Executive Offices:

                Energy Plaza
                1601 Bryan Street
                Paccas, TX  75201

Item 2(a)       Name of Person Filing:

                See Item 1) of attached cover sheets

Item 2(b)       Address of Principal Business Office or, if none, Residence:

                One Financial Center
                Boston, Massachusetts  02111

Item 2(c)       Citizenship:

                See Item 4) of attached cover sheets

Item 2(d)       Title of Class of Securities:

                8.25% 9/30/30 Series TOPrS

Item 2(e)       CUSIP Number:

                87305C201

Item 3  Type of Reporting Person:

                (e) [ X ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940


                (g) [ X ] Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G) (Note See Item 7)

Item 4  Ownership:

                (a)  Amount Beneficially Owned:  760,000 shares

                (b)  Percent of Class:  13.10%

                (c)     (i)   sole power to voter to direct the vote:  --

                        (ii)  shared power to vote or to direct the vote:
                                760,000

                        (iii) sole power to dispose or to direct the
                                disposition of:  --

                        (iv)  shared power to dispose or to direct the
                                disposition of:  760,000

Item 5  Ownership of Five Percent or Less of a Class

        N/A

Item 6  Ownership of More Than Five Percent on Behalf of Another Person

        N/A





                Page 4 of 6 Pages

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

        Colonial Management Associates, Inc.
        One Financial Center
        Boston, Massachusetts  02111
        04-2271697; IA

Item 8  Identification and Classification of Members of the Group

        N/A

Item 9  Notice of Dissolution of Group

        N/A

Item 10 Certification

        By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose for effect.

        Signature
        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

        Date:  February 10, 2000

        COGRA, LLC
        COLONIAL MANAGEMENT ASSOCIATES, INC.


        NANCY L. CONLIN
        Signature

        Nancy L. Conlin, Vice President (COGRA)
        Senior Vice President (CMAI)
        Name/Title









                Page 5 of 6 Pages

                        EXHIBIT A
                        JOINT FILING AGREEMENT

        In accordance with Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement and that such statement and all amendments to such statement is made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement on February 10, 2000.


        COLONIAL MANAGEMENT ASSOCIATES, INC.
        COGRA, LLC

        By:   NANCY L. CONLIN
              Nancy L. Conlin
        Vice President (COGRA),
        Senior Vice President (CMAI)


                Page 6 of 6 Pages